Filed By Merix Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Registration Statement No. 333-163040

Subject Company: Merix Corporation
Commission File No. 001-33752

The following is a copy of a letter which Merix Corporation is distributing to certain holders of options in connection with the proposed acquisition of Merix Corporation by Viasystems Group, Inc.

January 6, 2010

Dear Merix Option Holder:

As you know, Merix Corporation has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 6, 2009, with Viasystems Group, Inc. (“Viasystems”) and Maple Acquisition Corp., pursuant to which Merix will become a wholly owned subsidiary of Viasystems (the “Merger”).  If all conditions to the closing of the Merger are satisfied (the time at which such conditions are satisfied, the “Closing”), each unexercised Merix stock option (whether vested or unvested) that is then outstanding under the Merix Corporation 1994 Equity Incentive Plan (the “1994 Plan”), the Merix Corporation 2000 Equity Incentive Plan (the “2000 Plan”) or the Merix 2006 Employee Incentive Plan (the “2006 Plan”) will be cancelled upon the occurrence of the Closing with no consideration paid to the holder of the option. However, as explained further below, if by the deadline indicated below, you exercise your vested options or choose to exercise your options (whether vested or unvested), the Merix shares that you receive from the exercise of your options and that you hold as of the Closing of the Merger will be converted into the right to receive Viasystems common stock equal to the Exchange Ratio pursuant to the terms of the Merger Agreement, and you will receive such Viasystems common stock after the procedures for the conversion are completed. As used in this letter, “in-the-money” refers to options that have an exercise price that is lower than the closing price of Merix common stock as of the applicable measurement date. You should consult a tax advisor regarding tax consequences of exercising any option.

I.           Options that are currently unvested and that will not vest by their own terms prior to the Closing of the Merger (“Category 1 Options”)

If you hold options that are currently unvested and that will not vest by their own terms prior to the Closing of the Merger1 (“Category 1 Options”), you may choose to exercise all or a portion of these Category 1 Options, even if they are unvested.  You may choose to exercise any or all of your Category 1 Options or you may choose to exercise under Part I of the Exercise Notice and Option Exercise Agreement, as of the Closing of the Merger, all of your Category 1 Options and Category 2 Options that are “in-the-money.”  In either case, you must complete the attached Exercise Notice and Option Exercise Agreement and submit it to Robert Grondahl at Merix’ executive offices by 5 p.m. PST on February 5, 2010 in accordance with the procedure described below.  If you choose to exercise any of your Category 1 Options in either manner described above, you will be deemed to have exercised such options at the Closing of the Merger, contingent on the Closing of the Merger.  If the Merger closes, each share of Merix common stock that you receive pursuant to your exercise will be converted into the right to receive Viasystems common stock equal to the Exchange Ratio (described below) pursuant to the terms of the Merger Agreement.

If by 5 p.m. PST on February 5, 2010, you do not submit an Exercise Notice and Option Exercise Agreement and therefore choose not to exercise your Category 1 Option(s) in either manner described above, your unexercised Category 1 Options will be cancelled upon Closing of the Merger and you will not receive any consideration for any such unexercised options.  In addition, if you do timely elect to exercise some (but not all) of your Category 1 Option(s), any unexercised Category 1 Options will also be cancelled upon Closing of the Merger and you will not receive any consideration for any such unexercised options.

II.           Options that are currently vested or that will vest by their own terms before the Closing of the Merger (“Category 2 Options”)

Options that are currently vested or that will vest prior to the Closing of the Merger by their own terms may also be exercised in accordance with the procedure described below.  If you hold Category 2 Options, by the deadline described below, you must decide whether to exercise any or all of  those options or whether to exercise under Part I of the Exercise Notice and Option Exercise Agreement, as of the Closing of the Merger, all of your Category 1 Options and Category 2 Options that are “in-the-money.” In either case, you must submit your Exercise Notice and Option Exercise Agreement, in accordance with the procedure described below, to Robert Grondahl at Merix’ executive offices by 5 p.m. PST on February 5, 2010 or by the expiration date of such option if the expiration date is earlier than February 5, 2010.  Unless you choose under Part I of the Exercise Notice and Option Exercise Agreement to exercise, as of the Closing of the Merger, all of your Category 1 Options and Category 2 Options that are “in-the-money,” your exercise will NOT be contingent upon the Closing of the Merger, and the date of your exercise will be the date you submit your Exercise Notice and Option Exercise Agreement to Merix.

If by the earlier of 5 p.m. PST on February 5, 2010 or the expiration date of your option, you do not exercise your Category 2 Options in either manner described above, your unexercised Category 2 Options will be cancelled upon the Closing of the Merger and you will not receive any consideration for any such unexercised options. In addition, if you do timely elect to exercise some (but not all) of your Category 2 Option(s), any unexercised Category 2 Options will also be cancelled upon Closing of the Merger and you will not receive any consideration for any such unexercised options.

III.           The Exchange Ratio

The Exchange Ratio will be a fraction, the numerator of which is 2,500,000 and the denominator of which is equal to the number of Merix common stock outstanding as of the effective time of the Merger (including Merix common stock issued upon exercise of Merix stock options).  For illustration purposes only, if the Exchange Ratio were 0.10401 and you exercised an option for 1000 shares, you would have the right to receive 104 shares of Viasystems common stock upon the Closing of the Merger pursuant to the terms of the Merger Agreement.  As of January 6th, 2010, the Exchange Ratio was 0.11425 and will vary depending on the number of options that are exercised.  Please see pages 75-87 of the proxy statement/prospectus of Merix and Viasystems which you have or will be receiving in the mail.

IV.           Procedure to Exercise Options; Deadline; Payment of Exercise Price and Tax Withholding

If you decide to exercise any of your options, whether Category 1 Options or Category 2 Options, you must complete and sign the attached Exercise Notice and Option Exercise Agreement and return it to Robert Grondahl at Merix’ executive offices by 5 p.m. PST on February 5, 2010.  However, if you hold Category 2 Options AND the option expiration date is before February 5, 2010, you must complete, sign and return your Exercise Notice and Option Exercise Agreement with respect to such options to Robert Grondahl by the close of business on the option expiration date.

Category 1 Options

With respect to Category 1 Options that you choose to exercise, if you submit your Exercise Notice before the deadline stated above, you will be deemed to have exercised such Category 1 Options at the Closing of the Merger, contingent on the Closing of the Merger, and you will be required to pay the per share exercise price of Category 1 Options that you exercise on a “net cashless exercise basis.”  As used in this letter agreement, “net cashless exercise basis,” with respect to Category 1 Options, means that the exercise price you would be required to pay upon the exercise of your Category 1 Options will be satisfied by deducting (A) the number of shares of Merix common stock having a value, based on the closing price of Merix common stock on the trading day prior to the Closing of the Merger, equal to the exercise price you are required to pay from (B) the number of shares of Merix common stock that you will be entitled to receive as a result of  the exercise of those options.  For example, if the exercise price of your Category 1 Option is $500 in the aggregate and you decide to exercise that option, the number of shares of Merix common stock having a value equal to $500, based on the closing price of Merix common stock on the trading day prior to the Closing of the Merger, will be deducted from the number of shares of Merix common stock you are entitled to receive as a result of the exercise of that option.  In addition, the number of shares of Merix common stock having a value equal to any  withholding taxes that you are responsible for paying (determined at the minimum required tax withholding rates) will be deducted from the number of Merix common stock you are entitled to receive as a result of the exercise of that option. Please note that if you choose to exercise Category 1 Options that have an exercise price that is higher than the fair market value of Merix common stock on the date you submit your Exercise Notice, you may be paying more for Merix common stock than its fair market value, such Category 1 Options will not be exercised on a “net cashless exercise basis”, and you will be required to pay the exercise price and any tax withholding amount in cash.  In addition, Merix will notify you by internal Company email if the exercise price of any Category 1 Option that is in-the-money at the time you have chosen to exercise ceases to be in-the-money based on the closing price of Merix common stock on February 8, 2010, or on such later date that is one business day before the date of the Closing of the Merger (the “Closing Date”).  In such event, your election to exercise such option will be cancelled and your option will not be deemed exercised at the Closing of the Merger unless you notify Robert Grondahl in writing by 9 p.m. PST on February 8, 2010, or on such later date that is one business day before the Closing Date, that you still wish to exercise such Category 1 Option, contingent upon the Closing of the Merger and you pay the full exercise price before the Closing of the Merger.  If you do not pay the full exercise price before the Closing of the Merger, your election to exercise such Category 1 Options that are not in-the-money will be cancelled.

You can choose to rescind your election to exercise your Category 1 Options by written notice to Robert Grondahl by 5 p.m. PST on February 5, 2010.

Category 2 Options

With respect to Category 2 Options, such options will, if exercised on or before 5 p.m. PST on February 5, 2010, be exercised effective as of the date you submit your exercise paperwork and pay the required exercise price and applicable withholding taxes.  As an alternative to exercising any Category 2 Option on or before February 5, 2010, you can elect to exercise all Category 2 Options together with your Category 1 Options as of the Closing of the Merger, but only if the exercise price is lower than the closing price of Merix common stock on February 8, 2010, or on such later date that is one business day before the Closing Date,  and only if you make this election on or before 5 p.m. PST on February 5, 2010.  For Category 2 Options that are in-the-money on the date of exercise, your payment of the exercise price and any applicable withholding taxes will be made on a “net cashless exercise basis.”  Please note that if you choose to exercise Category 2 Options that have an exercise price that is higher than the fair market value of Merix common stock on the date of exercise, you will be paying more for Merix common stock than its fair market value, such Category 2 Options will not be exercised on a “net cashless exercise basis,” and you will be required to pay the exercise price and any tax withholding amount in cash.

Merix expects a delay of 1-2 business days for the delivery of shares you are entitled to receive as a result of your exercise of any Category 2 Option.

Your exercise of any Category 2 Option on or before February 5, 2010 is irrevocable.  Your election to exercise, as of the Closing of the Merger, all of your Category 1 Options and Category 2 Options can be revoked in writing to Robert Grondahl on or before 5 p.m. PST on February 5, 2010.

V.           General Provisions

If you do not choose to exercise your Merix stock options as described above, all of your unexercised Merix stock options, whether vested or unvested, will be cancelled upon the Closing of the Merger and you will not receive any consideration for your unexercised options.

No particular tax treatment is guaranteed by the transactions contemplated herein.  We recommend you consult with your own tax advisor for information specific to your personal taxes.  Before deciding whether to exercise any of your options, please read carefully the proxy statement/prospectus that you have access to on line (Merix intranet) or may be receiving by mail (if you currently own shares). For a printed copy of the proxy statement/prospectus, please contact Krys Keene at 503-716-3653 (or ext 3653).

All exercises of options, whether vested or unvested, are subject to any blackout windows in effect from time to time.  Merix will notify you of such blackout windows.

All payments made with respect to your options pursuant to this letter agreement will be subject to applicable federal, state and local tax withholding requirements.  Nothing contained in this letter agreement constitutes an employment or service commitment by us or Viasystems (or any of our respective affiliates), affects your status as an employee at-will who is subject to termination without cause at any time, or interferes in any way with our right or Viasystems’ right (or the right of any of our respective affiliates) to change your compensation or other terms of employment at any time.

By signing below you hereby acknowledge and agree that (A) each of your Merix stock options, (i) if such options are Category 1 Options, will become fully vested and exercisable as of the effective time of the Merger, contingent upon the closing of the Merger; (ii) whether or not they are Category 1 Options or Category 2 Options, will be cancelled upon the Closing of the Merger, unless you exercise such options by completing and returning the attached Exercise Notice and Option Exercise Agreement for those options to Robert Grondahl by on or before 5 p.m. PST on February 5, 2010, and (B) following such cancellation, you will have no further rights or payments due to you on account of such cancellation.  If you decide not to sign and return this letter agreement and take the appropriate actions to exercise your options (as applicable), your unexercised stock options will terminate without consideration upon the Closing of the Merger.

By signing this letter agreement, you (on behalf of yourself, your family, heirs, executors, successors, assigns, and agents) now and forever, release, waive, discharge and hold harmless Merix, Viasystems and their respective affiliates, successors, shareholders, employees, directors, agents and any other related party from any claim, action or right of any sort related to your options; provided, however, that the foregoing release does not apply to your right to receive the payments in respect of your options in accordance with this letter agreement and the Merger Agreement.

You expressly acknowledge that you later may discover claims, demands, causes of action or facts in addition to or different from those which you now know or believe to exist with respect to your options and which, if known or suspected at the time of executing this letter agreement, may have materially affected the terms of your release.  Nevertheless, you hereby waive any claims, demands, and causes of action with respect to your options (except as expressly provided in the preceding paragraph) that might arise as a result of such different or additional claims, demands, causes of action or facts.

*************************

Applicable only to California residents:

The foregoing release is intended to be effective as a general release of the claims set forth therein. Accordingly, you hereby expressly waive any rights and benefits conferred by Section 1542 of the California Civil Code and any similar provision of any other applicable state law as to such claims.  Section 1542 of the California Civil Code provides:

“A GENERAL RELEASE DOES NOT EXTEND TO A CLAIM WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

*************************

           This letter agreement, along with the 1994 Plan, the 2000 Plan and/or the 2006 Plan (as applicable), your option award agreement (as modified by this letter agreement) and the Merger Agreement constitute the entire arrangement with respect to the subject matter hereof, and supersede all other prior letters or understandings, both written and verbal, among the parties.  This letter agreement shall be governed by the laws of the State of Oregon.  The summaries of the various payment rights set forth in this letter agreement are subject to the specific terms and provisions of the Merger Agreement.  In the event of a conflict between this letter agreement and the Merger Agreement, the terms of the Merger Agreement shall govern.

According to our records as of the date of this letter, you are the holder of Merix stock options listed on the attachment to the Exercise Notice and Option Exercise Agreement attached hereto.  Please notify us immediately if your records provide otherwise.

1 Options granted to Merix board of directors on August 7, 2009 will not be exercisable.

If you have any questions, please call Jeanne Nelson at 503-716-3689 or Robert Grondahl at 503-716-3638.

Very truly yours,

                           /s/ Jeanne Nelson

                          Jeanne Nelson
                          Senior Director, Human Resources

ACKNOWLEDGED AND AGREED:

Employee Signature: ________________________________

Date: ___________________________________

Important Merger Information and Additional Information

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the Securities and  Exchange Commission (the “SEC”).  Viasystems has filed, and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems.  Merix will mail the proxy statement/prospectus to its shareholders.  Investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction because it contains important information. The definitive proxy statement/prospectus and other documents that have or will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Participants in Solicitation

Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Merix is set forth in Merix’s definitive proxy statement, which was filed with the SEC on August 26, 2009.  Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009.  Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus Merix filed with the SEC on January 4, 2010.